FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION


                            Washington. D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d-16 under
                      the Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 2002


                           (Commission file number)


                            Fargo Food Company S.A.
                      Argentine Bread Production S.A.I.C.
                            Enicor Sociedad Anonima
                              Capital Foods S.A.
                                Fresh Food S.A.


                 (Translation of registrant's name into English)


                   Av. Leandro N. Alem 1050 - Piso 13th-

                       Ciudad Autonoma de Buenos Aires,
                             Republic of Argentina
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]        Form 40-F [ ]

Indicate by check Mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [   ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April [   ], 2003



                                       COMPANIA DE ALIMENTOS FARGO S.A.


                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                       PANIFICACION ARGENTINA S.A.I.C.


                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                       ENICOR SOCIEDAD ANONIMA


                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                       CAPITAL, FOODS S.A.


                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                       FRESH FOOD S.A.


                                       By:
                                           ------------------------------------
                                           Name:
                                           Title:



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                                 EXHIBIT INDEX

1. Compania de Alimentos Fargo S.A. and Subsidiaries. - Free English translation of Consolidated Financial Statements as of December 31, 2002 and 2001, and for the fiscal years ended December 31, 2002 and 2001, with the Comision Nacional de Valores and the Buenos Aires Stock Exchange (Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)


2. Compania de Alimentos Fargo S.A. - Free English translation of Financial Statements as of December 31, 2002 and 2001 and for the fiscal years ended December 31, 2002 and 2001 as filed with the Comision Nacional de Valores and the Buenos Aires Stock Exchange (Such statements were issued in local currency in accordance with Argentine generally accepted accounting standards)


                                       3

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